UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission File No. 001-11411

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
POLARIS 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
POLARIS INC.
2100 Highway 55
Medina, Minnesota 55340

Polaris 401(k) Retirement Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the
Polaris 401(k) Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Polaris 401(k) Retirement Savings Plan (the Plan) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years ended December 31, 2019 and 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the years ended December 31, 2019 and 2018, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2002.
Minneapolis, Minnesota
August 10, 2020

POLARIS 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2019	December 31, 2018
Assets
Investments, at fair value	$762,690,858	$586,263,797
Notes receivable from participants	15,767,721	14,028,946
Accrued income receivable, other	—	1,794,849
Net assets available for benefits	$778,458,579	$602,087,592
See accompanying notes.

POLARIS 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Year Ended December 31,
	2019	2018
Net assets available for benefits, beginning of year	$602,087,592	$631,108,308
Contributions:
Employer	29,938,018	27,573,072
Employee	40,985,325	36,007,551
Rollover	10,371,258	5,355,287
Total contributions	81,294,601	68,935,910
Transfers in from ESOP (Note 7)	3,469,651	3,154,482
Investment gain (loss):
Interest and dividend income	7,007,331	6,256,424
Net appreciation (depreciation) in fair value	130,409,772	(50,123,997)
Total investment gain (loss)	137,417,103	(43,867,573)
Distributions to participants	(45,117,689)	(57,129,677)
Administrative expenses	(692,679)	(113,858)
Net increase (decrease)	176,370,987	(29,020,716)
Net assets available for benefits, end of year	$778,458,579	$602,087,592
See accompanying notes.

POLARIS 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

1. Description of the Plan
The following description of the Polaris 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General. The Plan is a defined contribution plan covering substantially all employees of the Plan’s sponsor, Polaris Industries Inc., a Delaware corporation, (the Company), and certain U.S. subsidiaries of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Participant Loans. Participants may apply for loans from the Plan up to a maximum equal to the lesser of 50% of their vested account balances or $50,000. Loans must be paid back within five years; however, this period may be extended to fifteen years if the loan is used for the acquisition of a primary residence. The interest rate charged on loans outstanding ranged from 4.25% to 10.25% as of December 31, 2019.
Plan Operations. Certain administrative costs totaling $15,673 and $676,818, for the plan years ended December 31, 2019 and 2018, respectively, were paid by the Company. Administrative costs paid by the Company include trustee/asset custodian fees, record-keeping fees, and investment management fees. Other costs have been fully paid by the Plan. Effective October 1, 2018, a quarterly plan administrative fee was deducted directly from participant accounts. Prior to the effective date, the administrative fee was paid by the Company.
Plan Administration. The Plan’s trustee is Fidelity Management Trust Company (the "Trustee" or "Fidelity"). The Plan is administered by an executive committee appointed by the Board of Directors of the Company.
Contributions/Participant Accounts. Participants may elect to make contributions in increments of 1% to 50% of the participant’s compensation, as defined in the Plan, up to the annual contribution limit established by the Internal Revenue Service (IRS) of $19,000 for 2019 and $18,500 for 2018. Participants age 50 or older may elect to make up to a $6,000 catch-up contribution in excess of the IRS limits stated above. Employees who have not made a retirement savings election shall be automatically enrolled to participate in the Plan at the automatic enrollment percentage (currently 5%).
The Company will make a fully vested matching contribution to each participant’s account in the Plan of 100% of each dollar of 401(k) contributions up to 5% of covered compensation. This contribution is intended to satisfy a safe harbor contribution formula permitted by IRS regulations. By making the safe harbor matching contribution, the Plan will automatically satisfy the nondiscrimination requirements that otherwise would apply to 401(k) contributions made to the Plan.
Plan earnings, as defined, are allocated based on the participant’s share of net earnings or losses of their respective elected investment options.
Investment Options. The investment options of the Plan at December 31, 2019 and 2018, consisted of deposits with one fund managed by the Trustee, 22 externally managed funds, the Company’s common stock fund, and a self-directed brokerage option. Participants elect to have their account balances invested in one or more of the funds and may change the fund investment mix daily via a voice response system or the internet.
Vesting. Participants are immediately vested in their contributions and employer contributions, including actual investment earnings thereon.
Distributions to Participants. Employee account balances are distributable upon retirement, disability, death, termination from the Company, or hardship. Upon the occurrence of one of these events, a participant (or the participant’s beneficiary in the case of death) may receive his or her account balance as a lump-sum payment or periodic distributions as available per plan provisions.
Terminated participants with account balances of $1,000 or less will receive a lump-sum cash payment as soon as administratively practicable upon the participant’s employment termination.

2. Significant Accounting Policies and Procedures
Plan Amendment and Termination. The Company has the right to amend or terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, all assets of the Plan will be distributed to participants in accordance with Plan provisions.
Basis of Accounting. The accompanying financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition. Investments of the Plan are stated at fair value. See Note 3 for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are reflected on a trade-date basis. Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits. Benefits are recorded when paid.
Notes Receivable from Participants. Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019, or 2018. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
New Accounting Pronouncements. In July 2018, the Financial Accounting Standards Board issued Accounting Standards Update 2018-09, Codification Improvements, which, among other things, amends the fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for net asset value per share practical expedient in accordance with ASC 820, Fair Value Measurement. Adoption of the amended guidance, which is to be applied prospectively, affects the fair value disclosures, but does not change the fair value measurement of the investments. The new standard was effective January 1, 2019. In connection with the adoption, the Plan has prospectively included common collective trusts in the fair value hierarchy disclosure that were previously excluded from such disclosure because those investments previously used the net asset value per share practical expedient. These investments meet the criteria of readily determinable fair value.

3. Fair Value Measurement
Accounting Standards Codification (ASC 820) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires classification based on observable and unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are as follows:
Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets or liabilities.
Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
The following is a description of the valuation techniques and inputs used for significant classes of assets measured at fair value:
Common stock - Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds - Valued at the net asset value of shares held by the Plan at year-end based on publicly traded values for the funds.

Self-directed brokerage assets - The self-directed brokerage assets consist of common stock and mutual funds, which are valued at the closing price on the last business day of the year, and uninvested cash, which is recorded at carrying value as maturities are less than three months.
Common collective trust funds - This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These common collective trust funds share the common goal of first growing and then later preserving principal and contain a variety of asset classes, including value, growth, blend, international, and fixed income, as well as life cycle investment options. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per share based on the fair value of the underlying assets in the funds as reported by the issuer of the funds, and the investments are Level 1 assets as of December 31, 2019.
This category also includes a common collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in synthetic investment contracts/constant duration contracts and cash investments. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying assets in the fund as reported by the issuer of the fund, and the investments are Level 1 assets as of December 31, 2019.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement as of December 31, 2019
	Total	Level 1	Level 2	Level 3
Assets
Money market fund and cash	$5,881,369	$5,881,369	—	—
Company stock	18,292,576	18,292,576	—	—
Mutual funds	239,409,065	239,409,065	—	—
Self-directed brokerage accounts	10,179,836	10,179,836	—	—
Common collective trust funds	488,928,012	488,928,012	—	—
Total	$762,690,858	$762,690,858	—	—

	Fair Value Measurement as of December 31, 2018
	Total	Level 1	Level 2	Level 3
Assets
Money market fund and cash	$5,031,198	$5,031,198	—	—
Company stock	13,561,778	13,561,778	—	—
Mutual funds	187,062,517	187,062,517	—	—
Self-directed brokerage accounts	7,538,581	7,538,581	—	—
Total	$213,194,074	$213,194,074	—	—
Common collective trust funds	373,069,723
Total investments	$586,263,797

4. Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 4, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5. Party-in-Interest Transactions
The Plan holds units of mutual funds managed by Fidelity, the trustee of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. The fair value of the Company’s common stock was $18,292,576 and $13,561,778, at December 31, 2019 and 2018, respectively. The Plan received $451,380 and $433,775 in common stock dividends from the Company during 2019 and 2018, respectively.

6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and amounts reported in the statements of net assets available for benefits.

7. Transfers in from ESOP
The Polaris Inc. Employee Stock Ownership Plan (ESOP) allows participants to diversify part of their ESOP account via transfer into the Plan, if they have at least ten years of service and meet certain minimum age requirements. Those funds that are transferred into the Plan follow the same withdrawal provisions of the Plan. The total amount transferred into the Plan from the ESOP for the years ended December 31, 2019, and 2018, was $3,469,651 and $3,154,482, respectively.

8. Subsequent Events
On March 11, 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) outbreak a pandemic which has impacted the financial markets and global economy. The COVID-19 pandemic is still on-going and the duration and extent of the related financial impact on the Plan’s net assets available for benefits and changes in net assets available is uncertain and cannot be reasonably estimated at this time.
On March 27, 2020, the U.S. Congress passed the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The CARES Act provides temporary relief for retirement plan sponsors and their participants with respect to distributions and participant loans. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the plan document.
The Plan Administrator has adopted certain of the relief provisions included in the CARES Act. The Company intends to formally amend the Plan before the end of the applicable remedial amendment period to reflect such provisions. The related financial impact cannot be reasonably estimated at this time.
Management evaluated events for the Plan through August 10, 2020, the date the financial statements were available to be issued.

Supplemental Schedule
Polaris 401(k) Retirement Savings Plan
EIN: 41-1857431 Plan Number: 001
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2019

Description	Investment Type	Current Value
Vanguard Institutional Index Fund	Mutual fund	$128,575,107
Vanguard Target 2040	Common collective trust (CCT) Lifecycle	69,474,888
Vanguard Target 2035	CCT Lifecycle	66,988,779
Vanguard Target 2025	CCT Lifecycle	62,162,170
Vanguard Target 2030	CCT Lifecycle	57,034,265
Vanguard Target 2045	CCT Lifecycle	50,787,812
Vanguard Target 2050	CCT Lifecycle	46,776,280
Vanguard Target 2020	CCT Lifecycle	40,845,912
Wells Fargo Stable Value Fund	CCT fund	37,410,275
Vanguard Target 2055	CCT Lifecycle	34,921,713
Vanguard Mid Cap Index Fund	Mutual fund	28,672,912
American Funds EuroPacific Growth Fund	Mutual fund	27,882,183
Vanguard Small Cap Index Fund	Mutual fund	22,904,603
Polaris Inc. common stock*	Common stock	18,292,576
Metropolitan West Total Return Bond Fund	Mutual fund	15,150,819
Vanguard Target 2060	CCT Lifecycle	13,059,728
Fidelity Brokerage Link*	Self-directed brokerage account	10,179,836
T. Rowe Price International Discovery Fund	Mutual fund	8,670,003
Vanguard Total Bond Market Index Fund	Mutual fund	5,719,501
Fidelity US Treasury Money Market*	Mutual fund	5,375,354
Vanguard Target 2015	CCT Lifecycle	5,008,009
Vanguard Target Income	CCT Lifecycle	3,696,189
PIMCO Foreign Bond (Unhedged) Fund	Mutual fund	1,833,937
Vanguard Target 2065	CCT Lifecycle	761,992
Interest-bearing cash	Cash	506,015
		762,690,858
Participant loans, with interest rates ranging from 4.25% to 10.25%, maturing through December 2034*		15,767,721
Total		$778,458,579

* Indicates party in interest.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2020	POLARIS 401(k) RETIREMENT SAVINGS PLAN

By the Members of the 401(k) Retirement
Committee as Plan Administrator

/s/ LUCY CLARK DOUGHERTY

Lucy Clark Dougherty

/s/ KELLY D. SANFORD

Kelly D. Sanford

/s/ MICHAEL T. SPEETZEN

Michael T. Speetzen

/s/ JOHN G. SPRINGER

John G. Springer

/s/ JAMES P. WILLIAMS

James P. Williams

POLARIS 401(k) RETIREMENT SAVINGS PLAN
EXHIBIT INDEX

Exhibit Number	Document	Method of Filing

23	Consent of Ernst & Young LLP	Filed herewith electronically